SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON,  D.C.  20549

                                    FORM  11-K

                                  ANNUAL  REPORT
                        PURSUANT  TO  SECTION  15(d)  OF  THE
                         SECURITIES  EXCHANGE  ACT  OF  1934

(Mark  One):

[X]    ANNUAL  REPORT  PURSUANT  TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
       OF  1934

       For  the  fiscal  year  ended  December  31,  2002

                                       OR

[.] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For  the  transition  period from _________________ to __________________

                        Commission  File  Number:  001-13889


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         MacDermid  Equipment,  Inc.  401K  Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           MacDermid,  Incorporated
                           245  Freight  Street
                           Waterbury,  CT  06702-0671



                              REQUIRED  INFORMATION

     The  following  financial  statements  shall  be  furnished  for  the plan:

     1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

     2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

     3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01--.6A-05).

     4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

     Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement of Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

         In accordance with the rules to Form 11-K, attached as Appendix 1 to this Form 11-K are the plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA and examined by an independent accountant on a full scope basis.


                                    EXHIBITS

23.1     Consent  of  KPMG  LLP


                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      MACDERMID,  INCORPORATED  PROFIT
                                      SHARING  AND EMPLOYEE STOCK OWNERSHIP PLAN


Date:  June  18,  2003                  By:  /s/  Frank  Monteiro
                                          -------------------------------
                                          Frank  Montiero
                                          Member,  MacDermid  Benefit  Plans
                                          Administration  Committee
                                   APPENDIX 1
                       MACDERMID EQUIPMENT, INC. 401K PLAN
                 Financial Statements and Supplemental Schedule
                           December 31, 2002 and 2001
                   (With Independent Auditors' Report Thereon)

                          MACDERMID EQUIPMENT 401K PLAN
                                TABLE OF CONTENTS



                                                                  Page
Independent Auditors' Report . . . . . . . . . . . . . . . . . .     1
Statements of Net Assets Available for Plan Benefits . . . . . .     2
Statements of Changes in Net Assets Available for Plan Benefits.     3
Notes to Financial Statements. . . . . . . . . . . . . . . . . .     4
SCHEDULE
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) .     9


Note: Schedules of reportable transactions, nonexempt transactions, loans or fixed income obligations in default or classified as uncollectible, leases in default or classified as uncollectible and investment assets both acquired and disposed of within the plan year as required by the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor Regulations have not been included herein as the information is not applicable.

                          INDEPENDENT AUDITORS' REPORT
Plan  Administration  Committee
MacDermid  Equipment,  Inc.  401K  Plan:
We have audited the accompanying statements of net assets available for plan benefits of MacDermid Equipment, Inc. 401K Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2002 and the nine months ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of MacDermid Equipment, Inc. 401K Plan as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the year ended December 31, 2002 and the nine months ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 1 to the accompanying financial statements, the Plan was terminated effective March 31, 2002. In connection with the termination of the Plan, the participants' balances were distributed.



Hartford,  Connecticut
April  15,  2003


MACDERMID  EQUIPMENT,  INC.  401K  PLAN
Statements  of  Net  Assets  Available  for  Plan  Benefits
December  31,  2002  and  2001



ASSETS . . . . . . . . . . . . . . . . . . . . .     2002       2001
                                                  -------  ----------
Assets:
   Investments, at fair value (note 5):
     MacDermid Company Stock Fund. . . . . . . .  $    50    283,305
     Other investments . . . . . . . . . . . . .   69,049  1,035,947
                                                  -------  ----------
          Total investments. . . . . . . . . . .   69,099  1,319,252
Cash . . . . . . . . . . . . . . . . . . . . . .       15     (6,168)
                                                  -------  ----------
          Total assets . . . . . . . . . . . . .   69,114  1,313,084
                                                  -------  ----------
Liabilities:
   Due to trustee. . . . . . . . . . . . . . . .        -    (10,944)
                                                  -------  ----------
          Total liabilities. . . . . . . . . . .        -    (10,944)
                                                  -------  ----------
          Net assets available for plan benefits  $69,114  1,302,140
                                                  =======  ==========

See  accompanying  notes  to  financial  statements.


MACDERMID  EQUIPMENT,  INC.  401K  PLAN
Statements  of  Changes  in  Net  Assets  Available  for  Plan  Benefits
Year  ended  December  31,  2002  and  nine  months  ended  December  31,  2001



                                                                     2002        2001
                                                              ------------  ----------
Investment income:
   Dividend and interest income on securities. . . . . . . .  $     2,318       8,291
   Interest on participant loans . . . . . . . . . . . . . .          986       4,151
   Net appreciation (depreciation) in fair value of
    investments (note 6) . . . . . . . . . . . . . . . . . .       80,435     (55,334)
                                                              ------------  ----------
          Total investment income (loss) . . . . . . . . . .       83,739     (42,892)
Contributions:
   Employer. . . . . . . . . . . . . . . . . . . . . . . . .            -      40,965
   Employee. . . . . . . . . . . . . . . . . . . . . . . . .       10,195      83,714
   Other . . . . . . . . . . . . . . . . . . . . . . . . . .       10,944           -
                                                              ------------  ----------
          Total additions. . . . . . . . . . . . . . . . . .      104,878      81,787
                                                              ------------  ----------
Distributions to participants (note 1) . . . . . . . . . . .     (954,306)   (235,349)
Transfers to other plan (note 1) . . . . . . . . . . . . . .     (354,763)    (17,720)
Administrative expenses (note 8) . . . . . . . . . . . . . .      (28,375)     (1,611)
Other, net . . . . . . . . . . . . . . . . . . . . . . . . .         (460)     (5,102)
                                                              ------------  ----------
          Total deductions . . . . . . . . . . . . . . . . .   (1,337,904)   (259,782)
                                                              ------------  ----------
          Net decrease . . . . . . . . . . . . . . . . . . .   (1,233,026)   (177,995)
Net assets available for plan benefits, beginning of period.    1,302,140   1,480,135
                                                              ------------  ----------
Net assets available for plan benefits, end of period. . . .  $    69,114   1,302,140
                                                              ============  ==========

See  accompanying  notes  to  financial  statements.



           (Continued)
(1)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
(A)     BASIS  OF  PRESENTATION
The MacDermid Equipment, Inc. (the Company) 401K Plan (the Plan) is a defined contribution plan that was established as of January 1, 1989 under the name of the Hollmuller America, Inc. 401(k) Plan. MacDermid, Inc. had owned 50% of Hollmuller America, Inc. During 1995, MacDermid, Inc. purchased the remaining 50% of Hollmuller America, Inc., and the name of the Plan was changed to the MacDermid Equipment, Inc. 401K Plan. All employees of the Company were eligible to participate in the Plan.
The accompanying financial statements have been prepared on an accrual basis. Current values of investments are determined using quoted market prices and current yields. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined on an average cost basis. The Company announced the termination of the Plan on March 31, 2002. In connection with the termination of the Plan, the Plan's assets were distributed to participants (or to their beneficiaries). Distributions were made by the Plan, in whole or in part, in the form of eligible rollover distributions to the MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan or an IRA. The forfeitable portion of eligible, active participants' account balances were fully vested on the date the Plan was terminated.
(B)     TRUST  FUND
Wachovia Bank N.A. ("Wachovia Bank") is the Trustee of the Plan. Under the terms of a trust agreement between the Trustee and the Plan, the Trustee manages a trust fund on behalf of the Plan. The Plan Trustee has discretionary authority concerning purchases and sales of investments in the trust fund. The investments and changes therein of this trust fund have been reported to the Plan by the Trustee as having been determined through the use of current values for all assets and liabilities.
(C)     USE  OF  ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(D)     PAYMENT  OF  BENEFITS
Benefits  are  recorded  when  paid.
(E)     GENERAL
Effective December 31, 2001, the plan year changed from a March 31 fiscal year end to a December 31 calendar year end.
(F)     RECLASSIFICATION
Certain amounts in the 2001 financial statements have been reclassified to conform with the current year presentation.
(2)     PLAN  PROVISIONS
Under the terms of the Plan, an employee is eligible to become a participant in the Plan (for the purpose of making employee contributions) upon the completion of 30 days of employment and reaching the age of 18. For the purpose of receiving Company contributions, an employee is eligible after completing at least 1,000 hours of employment with the Company during the current Plan year and if they are a participant on the last day of the Plan year.
An employee may make voluntary pre-tax contributions to the Plan totaling from 1% to 15% of the employee's gross pay, subject to IRS limitations. Contributions toward Company stock (up to 6%) are matched by the Company $0.50 per dollar, to a maximum of 3% of employees' gross pay. Each participant shall direct (to funds) 100% of their contributions.
The Company may make profit-sharing contributions to the Plan. This is a discretionary contribution determined by the Board of Directors. Profit-sharing contributions were $0 for the year ended December 31, 2002 and the nine months ended December 31, 2001.
Employees were 100% vested as of January 1, 2002. If a participant withdraws from the Plan before they are fully vested, the nonvested portion of the Company contributions will be applied to reduce the Company's contributions to the Plan.

Employees vest immediately in their contributions. Full vesting with respect to the Company's contribution required five years of credited service, except that full vesting will apply when an employee attains age 55, dies or becomes totally disabled. Any forfeited amounts related to the maximum additional 3% of compensation allocated to the MacDermid Incorporated Company Stock Fund shall be applied to reduce contributions by the Company for the Plan year, or allocated to Plan participants who are participants on the last day of the Plan year in the proportion that each participant's compensation bears to the total compensation of all such participants, or to be used for fees and other plan expenses. Forfeitures available amounted to $69,069 and $66,468 at December 31, 2002 and 2001, respectively. Forfeitures used to reduce plan expenses amounted to $26,674 and $0 for the year ended December 31, 2002 and the nine months ended December 31, 2001, respectively.
Distribution of participants' accounts upon separation shall be paid in (a) a lump sum, or (b) equal installments.
(3)     FEDERAL  INCOME  TAXES
The Plan is a volume submitted plan maintained by Nutter, McClennen & Fish, LLP. Nutter, McClennen & Fish, LLP has obtained an opinion letter on the plan dated June 18, 2002 stating that the form of the plan is acceptable under section 401 of the Internal Revenue Code. Generally, the Plan Administrator and the Plan may rely on the opinion letter received by Nutter, McClennen & Fish, LLP as to the form of the Plan qualifying under the Internal Revenue Code (except as otherwise noted in the opinion letter). Additionally, the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
(4)     INVESTMENT  PROGRAMS
Plan participants elected from among 13 separate investment funds in which to have their contributions and a portion of the Company's contribution invested. The 13 investment funds of the Plan were as follows:
(1)     Wachovia  Bank  Stable  Investment  Fund  - Seeks maximum current income
        ----------------------------------------
consistent  with  stability  of  capital  and  maintenance  of  liquidity.
(2)     Davis  NY  Venture  Fund  A  -  Seeks long-term capital appreciation and
        ---------------------------
income through purchasing high-quality, well managed, growing companies at value prices and holding them for the long term.
(3)     Evergreen  Special  Equity  Fund  I  -  Seeks  growth of capital through
        -----------------------------------
investing mainly in both growth and value-oriented stocks that show potential for growth in earnings and price.
(4)     Federated  Stock  Trust  Fund  -  Seeks  growth of income and capital by
        -----------------------------
investing principally in a professionally managed and diversified portfolio of common stock of high quality companies.
(5)     Invesco  Dynamics  Fund  -  Seeks  capital  appreciation.
        -----------------------
(6)     Janus  Growth  &  Income Fund - Seeks long-term growth of capital with a
        -----------------------------
limited  emphasis  on  income.
(7)     Janus Worldwide Fund - Seeks long-term growth of capital by investing in
        --------------------
a diversified portfolio of common stocks of foreign and domestic issuers of all sizes.
(8)     MFS  Capital  Opportunities  Fund  A  -  Seeks  capital  appreciation by
        ------------------------------------
investing  primarily  in  common  stocks.
(9)     Dreyfus  S&P  Mid-Cap  Index  Fund - Seeks to provide investment results
        ----------------------------------
that correspond to the price and yield performance of publicly-traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400 Index.
(10)     Evergreen  Select  Core  Bond  Fund  -  Seeks  to maximize total return
         -----------------------------------
through a combination of current income and capital growth by investing mainly in corporate and mortgage securities.
(11)     Fidelity  Mortgage  Securities  Fund  -  Seeks  high  current  income
         ------------------------------------
consistent with prudent investment risk. The fund may also consider the potential for capital gain.
(12)     AIM  Funds  Group  Balanced  A  - Seeks to provide income and long-term
         ------------------------------
growth of capital and income by investing in companies of all sizes, both domestic and foreign, and investment-grade bonds.
(13)     MacDermid  Incorporated  Company  Stock  Fund  -  This  fund  consists
         ---------------------------------------------
primarily  of  common  stock  of  MacDermid,  Inc.
Participants may elect to transfer amounts from one investment fund to another using a voice response system or via the internet. Once an election is made to allocate funds to the MacDermid Company Stock Fund, the funds may not be transferred out, except that participants over the age of 55 may transfer certain funds out of the MacDermid Incorporated Company Stock Fund.
(5)     INVESTMENTS
The following table represents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified:




                                           DECEMBER          31
                                           ---------  ---------
                                                2002       2001
                                           ---------  ---------
Wachovia Bank Stable Investment Fund. . .  $  69,049    126,498
Davis NY Venture Fund A . . . . . . . . .          -    279,315
Janus Growth & Income Fund. . . . . . . .          -    136,863
AIM Funds Group Balanced A. . . . . . . .          -    180,105
Evergreen Select Core Bond Fund . . . . .          -     75,390
MacDermid Incorporated Company Stock Fund         50    283,305
Other investments . . . . . . . . . . . .          -    237,776
                                           ---------  ---------
                                           $  69,099  1,319,252
                                           =========  =========



(6)     APPRECIATION  (DEPRECIATION)  IN  FAIR  VALUE  OF  ASSETS  HELD
During the year ended December 31, 2002 and the nine months ended December 31, 2001, the Plan's investments (including investments bought and sold, as well as investments held during the year) appreciated (depreciated) as follows:




               NET              APPRECIATION
                (DEPRECIATION)  IN FAIR VALUE
               ---------------  --------------
               DECEMBER                    31
               ---------------  --------------
                          2002           2001
               ---------------  --------------
Common stocks  $        75,259        (28,414)
Mutual funds.            5,176        (26,920)
               ---------------  --------------
               $        80,435        (55,334)
               ===============  ==============




(7)     PARTICIPANT  NOTES  RECEIVABLE
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from
(to) the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Loans are secured by the balance in a participant's account and bear interest at a rate equal to the prime rate. Principal and interest is paid ratably through regular payroll deductions.

(8)     RELATED  PARTY  TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by Wachovia Bank. Wachovia Bank is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $28,375 and $1,611 for the year ended December 31, 2002 and the nine months ended December 31, 2001, respectively.

                                                             Schedule H, Line 4i
MACDERMID  EQUIPMENT,  INC.  401K  PLAN
Schedule  of  Assets  (Held  at  End  of  Year)
December  31,  2002



     IDENTITY OF ISSUER, BORROWER,. . . .  DESCRIPTION            CURRENT
     LESSOR, OR SIMILAR PARTY . . . . . .  OF INVESTMENT          VALUE
  -  ------------------------------------  -------------  ------  --------
  *  Wachovia Bank Stable Investment Fund          2,407  units   $ 69,049
  *  MacDermid Company Stock Fund . . . .              2  shares        50
                                                                  --------
               Total                                              $ 69,099
                                                                  ========

*Represents  a  party-in-interest.